NYSE
AN ICE EXCHANGE

April 27, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of AIM ETF PRODUCTS TRUST, under the Exchange Act of 1934:

- Shares of beneficial interest, no par value of AllianzIM U.S. Large Cap Buffer10 May ETF

- Shares of beneficial interest, no par value of AllianzIM U.S. Large Cap Buffer20 May ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com